Jeffrey P. Schultz | 212 692 6732| JPSchultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

May 11, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams, Attorney-Advisor

Re:	The ONE Group Hospitality, Inc.
Registration Statement on Form S-3
Filed on April 15, 2015
File No. 333-203429

Dear Mr. McWilliams:

The ONE Group Hospitality, Inc., a Delaware corporation (the “Company”), is transmitting for filing pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Amendment No. 1 to Registration Statement on Form S-3 (the “Form S-3/A”), in response to the comments of the Staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 4, 2015, regarding the Registration Statement on Form S-3 (File No. 333-203429) (the “Form S-3”), filed by the Company on April 15, 2015.

For convenience of reference, the Staff comment contained in your May 4, 2015 letter is reprinted below and is followed by the response of the Company.

Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Form S-3/A.

General

1.	Comment: Please provide your analysis that you satisfy the transaction requirements to conduct a primary offering on Form S-3. To the extent you believe you may rely on General Instruction I.B.1. to Form S-3, please provide your calculation that the aggregate market value of the voting and non-voting common equity held by your non-affiliates is $75 million or more. To the extent you determine that you do not meet the transaction requirements for use of Form S-3 for primary offerings, please amend your registration statement to convert to Form S-1 and revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the Form S-3/A to reflect that, in compliance with General Instruction I.B.6. to Form S-3, the Company has a class of equity securities, its common stock, par value $0.0001 (the “Common Stock”), registered pursuant to Section 12(b) of the Exchange Act of 1934, as amended (the “Exchange Act”), and listed on the NASDAQ Capital Market.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

May 11, 2015

The Company satisfies the transaction requirements to conduct a primary offering on Form S-3 in reliance on General Instruction I.B.6. to Form S-3 because (i) the aggregate market value of securities sold by or on behalf of the Company pursuant to the Form S-3/A during the period of 12 calendar months immediately prior to, and including, any such primary sale will be no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company, (ii) the Company is not a shell company (as defined in §230.405 this chapter) and has not been a shell company for at least 12 calendar months previously, and has previously filed current Form 10 information with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company, and (iii) the Common Stock is registered pursuant to Section 12(b) of the Exchange Act and the Common Stock is listed and registered on The NASDAQ Stock Market LLC.

Thank you for your attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please do not hesitate to contact me at (212) 692-6732.

Very truly yours,

/s/ Jeffrey P. Schultz, Esq.

Jeffrey P. Schultz, Esq.

cc:	via E-mail
Samuel Goldfinger, The ONE Group Hospitality, Inc.
Sonia Low, The ONE Group Hospitality, Inc.
Sahir Surmeli, Esq.